TESCO



News release....

07020491

Tuesday 16 January 2007

CHRISTMAS & NEW YEAR TRADING STATEMENT

SUCCESSFUL CHRISTMAS FOR TESCO

Tesco has delivered strong growth and record sales over the Christmas and New Year period, driven by all four parts of our strategy.

Group sales, excluding petrol, increased by 9.9% in the six weeks to 6 January 2007. Including petrol, Group sales increased by 9.5%.

Strong UK Performance

Like-for-like sales excluding petrol increased by 5.9% in the period, slightly higher than the rate of growth reported in our third quarter. Including petrol, UK sales grew by 8.3%, including like-for-like growth of 5.4% and 2.9% from net new space. Our overall inflation in the UK was 0.1%, driven by a small amount of inflation in store.

The entire Tesco team worked hard to deliver an even better Christmas for customers than last year, including a record year in many non-food categories, including toys & games, electronics and clothing.

Many customers chose from our Tesco Finest and Organic ranges over the period. Sales of fresh Organic foods were up by 39% and Finest meat and poultry sales grew by over 55%. Our Extra and Express stores saw strong growth, helping to make shopping for food, non-food and last-minute essentials as convenient as possible for our customers at such a busy time of the year.

Tesco.com, including Tesco Direct, had a successful Christmas, with total sales up by more than 30% to over £150 million with nearly two million orders delivered in the six weeks. Over 14 million items were delivered by the grocery team in their busiest Christmas week ever.

Good Progress Overseas

Overall, our overseas businesses traded well over the Christmas and New Year period, with International sales growing by 15.8%.

For further information:

Investor Relations	Steve Webb	+44 1992 644800
Press	Jonathan Church	+44 1992 644645
	Angus Maitland	+44 20 7379 5151

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